

May 6, 2009

Mr. James Kluber
Chief Financial Officer
Firstgold Corp.
3108 Ponte Morino Drive, Suite 210
Cameron Park, CA 95682

> **Re: Firstgold Corp.**
> **Form 10-KSB for the Fiscal Year Ended January 31, 2008**
> **Filed May 15, 2008**
> **Form 10-Q for the Quarterly Period Ended October 31, 2008**
> **Filed December 22, 2008**
> **Response letter dated April 6, 2009**
> **File No. 0-20722**

Dear Mr. Kluber:

    We have reviewed your filings and response letter dated April 6, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended January 31, 2008

General

1.   In your next response letter to us, please provide the representations requested at the end of our comment letter.

Form 10-Q for the Quarterly Period Ended October 31, 2008

Notes to Financial Statements

Note 4 Property and Equipment

2.   Your response to comment seven of our letter dated January 29, 2009 explains that even if your internal estimates of reserves are not economically viable for Relief Canyon, you feel the ore crushing and processing plant could process precious minerals for third party customers, or because the equipment is essentially new, such plant could be dismantled and sold. Please tell us if you believe the carrying value of your ore crushing and processing plant as of January

> 31, 2009 is recoverable based solely on future cash flows from processing third party minerals, and considering salvage value. Please also tell us if you have any intention of pursuing contracts with third parties to provide ore processing services.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended January 31, 2008

3.   We note your response to our comment 16 regarding the use of the terms development and or production in your filing without proven or probable reserves. We reissue comment 16, please remove the terms develop, development, and production from your filing. You may describe your present activities and/or plans with appropriate alternative terminology, but take care to not imply you are economically viable without a current bankable feasibility study to support your statements.

4.   We note your response to our comment 18 regarding the use of the terms ore and ores within your filing and that you plan to demonstrate your activities may be profitable, but that you have not completed formal economic studies at appropriate accuracy levels for public disclosure. We reissue comment 18, please remove the terms ore and ores from your filing. You may substitute the terms mineralized material, previously processed materials, or mineralization, being careful not to imply of infer that these materials have demonstrated economic viability.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683, with any other questions.

                                                        Sincerely,

                                                        Jill S. Davis
                                                        Branch Chief